Filed by Berry Global Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Berry Global Group, Inc.

Commission File No.: 001-35672

Message from Kevin Kwilinski and Joy Roman

Date:	December 16, 2024
To:	All Berry Global Employees
Subject:	Employee FAQs -Berry-Amcor Merger

Thank you for submitting your questions regarding the upcoming merger with Amcor.

We remain committed to transparency throughout this process. To ensure information is accessible, we have created a SharePoint hub which contains:

•	Answers to your most frequently asked questions (FAQs)
•	News and relevant information about the merger

Please continue to use the anonymous link on the Intranet to submit questions and use the QR code in our facilities. We will share updates and answer your questions throughout this process. We encourage you to reach out to your manager or Human Resources representative as an additional resource.

On behalf of the executive team, thank you for your dedication to Berry.

Stay safe,

Kevin Kwilinski

Joy Roman

Employee General FAQ

1.	Why is Amcor the right partner for Berry?

•	The transaction brings together two great companies, combining Berry’s leading material science knowledge and manufacturing capabilities with Amcor’s advanced innovation and R&D capabilities.
•	We have complementary portfolios in the fast-moving consumer goods and healthcare verticals, which positions the combined company for consistent and resilient growth.
•	Both Berry and Amcor are employee-driven organizations with similar cultures. Like us, Amcor believes their employees are critical to their success and safety is their number one core value.
•	We also both have a clear focus on making a meaningful difference in driving sustainability and circularity through the value chain, in partnership with stakeholders.

2.	Why now? How long has this been under consideration?

•	As we have progressed on our significant transformation over the past year, the Board and management team have continued to be open to opportunities that will enable us to better serve our customers and their consumers. This merger, and the value it will deliver for Berry and its shareholders, is a logical next step in our evolution.

3.	Why are some people calling this an acquisition? Isn’t it a merger?

•	Often, the press will use the language ‘acquisition’ when describing a merger where one company has a larger market cap than the other, or when a company has a larger ownership stake in the combined entity. Amcor and Berry are approaching our combination as a merger, regardless of how the press is categorizing the transaction.

4.	What will the combined company be called?

•	The combined company will be called Amcor.

5.	What will happen to Berry’s headquarters in Evansville?

•	We expect to maintain a significant presence at our Evansville campus.

6.	Who will lead the combined company?

•	Following the transaction close, the combined company will be led by Peter Konieczny (PK), Amcor’s CEO.

7.	Does this transaction affect my responsibilities or reporting structure?

•	Until the transaction is complete, which we are targeting for the middle of calendar year 2025, Berry and Amcor will continue to operate as separate, independent companies.
•	There are no immediate changes to roles, responsibilities or reporting structure as a result of this announcement.
•	Following the transaction's closing, we believe we will be better positioned as a combined company, which will mean more opportunities for employees.
•	In the meantime, we are counting on everyone to stay focused on delivering for our customers so we can continue the strong momentum that is underway.

8.	Are there potential job impacts as a result of the transaction?

•	There are no immediate changes to roles, responsibilities or reporting structure as a result of this announcement.
•	It is clear that Amcor recognizes the talent and strong foundation at Berry.
•	We are committed to treating everyone with respect and will continue to be as transparent as possible.

9.	Will facilities and regional offices be closed as a result of the transaction?

•	Although still early in the process, there are no immediate changes to office locations or facilities as a result of the transaction.

10.	Will there be any changes in base salaries?

•	Berry’s regular annual salary review process is expected to take place in April 2025, assuming the transaction has not already closed.
•	For at least one year after the transaction closes, Amcor will provide Berry employees (who continue working at the combined company) with at least the same base salary or wage rate they were receiving at Berry. Local agreements and individual contracts in line with country labor laws will be upheld.

11.	Will there be any changes to employee benefits, 401(k) plans or vacation time?

•	There will not be any changes to 401(k) plans or vacation time prior to closing. These topics will be part of the integration work.
•	For at least one year after the transaction closes, Amcor will provide Berry employees with employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Amcor or are substantially comparable in the aggregate to those provided by Berry prior to closing.
•	Local agreements and individual contracts in line with country labor laws will be upheld.

12.	What should we be focused on during the transition period until the transaction closes?

•	It is important we remain focused on safety and delivering for our customers and each other so we can continue the strong momentum that is underway.
•	Until the transaction is completed, which we are targeting for the middle of calendar year 2025, Berry and Amcor will continue to operate as separate, independent companies.

13.	How will this transaction impact Berry’s culture and values?

•	Berry and Amcor have aligned business philosophies focused on safety and sustainability, employee experience, innovation, customer intimacy and functional excellence.
•	We expect our shared cultures and values to enable a smooth transition for our employees and other stakeholders.

14.	How does this impact our environmental commitments or approach to sustainability?

•	Both companies are deeply committed to sustainability. That commitment will not change. As a combined company, we will have greater resources, innovation, and leverage to support our commitments.
•	The combined company will have an improved ability to drive meaningful change and make more ambitious commitments in the future.

15.	What will happen to our current systems, such as JDE, Tableau, PowerBI, Oracle, etc.?

•	There are no planned changes to our current systems.

16.	What should I tell customers and suppliers who ask me about the transaction?

•	There will be no changes to how we work with our customers and suppliers. We are committed to ensuring that this is a seamless process for them.
•	We will continue to operate as we always have and provide them with the same leading products, solutions, material sciences and service they have come to expect from us, while maintaining our strong commitment to safety.
•	Until the transaction is completed, which we are targeting for the middle of the calendar year 2025, Berry and Amcor will continue to operate as separate, independent companies.

17.	Can I reach out to people at Amcor?

•	While we are excited about the combination with Amcor, until the transaction closes, we will continue to operate as separate, independent companies. This means that you should not interact with members of the Amcor team without prior approval from Berry’s legal team and only for integration-related or business-as-usual reasons.

18.	Can I post about this on social media?

•	Please avoid posting about this on social media. We have authorized company representatives who will speak on behalf of Berry related to the transaction with Amcor. If in doubt, please err on the side of caution and send an inquiry to transactioncommunications@berryglobal.com.

19.	What should I do if I am contacted by media or other third parties about the transaction?

•	Only designated individuals are authorized to respond to inquiries from the media and other third parties. If you receive inquiries from the media, please send them to mediarelations@berryglobal.com.
•	If you receive any investor inquiries, please send them to ir@berryglobal.com.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Berry Global Group, Inc. (“Berry”) and Amcor plc (“Amcor”), Berry and Amcor intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Berry and Amcor that also constitutes a prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Berry and Amcor (the “Joint Proxy Statement/Prospectus”). Berry and Amcor may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Berry or Amcor may file with the SEC. INVESTORS AND SECURITY HOLDERS OF BERRY AND AMCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Berry or Amcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Berry will be available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Berry and Amcor in connection with the proposed transaction. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 28, 2024, which was filed with the SEC on November 26, 2024, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024, and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. To the extent holdings of Berry’s or Amcor’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Berry and Amcor, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Berry’s stockholders and Amcor’s shareholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Berry’s or Amcor’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Berry’s and Amcor’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Berry and Amcor, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Berry’s and Amcor’s control. None of Berry, Amcor or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Berry or Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Berry’s and Amcor’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Berry and Amcor businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Berry and Amcor to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Berry and Amcor operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Berry’s and/or Amcor’s financial performance; and other risks and uncertainties identified from time to time in Berry’s and Amcor’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Berry nor Amcor undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.